

March 21, 2013

Jeff Gordman
Chief Executive Officer
Gordmans Stores, Inc.
12100 West Center Road
Omaha, NE 68144

> **Re:** **Gordmans Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 29, 2012**
> **File No. 001-34842**
> **Response dated March 12, 2013**

Dear Mr. Gordman:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

Notes to Consolidated Financial Statements, page 54

A.   Summary of Significant Accounting Policies, page 54

Receivables, page 54

1.   We note from your response to comment one of our letter dated March 4, 2013 that you consider ASC 840-40-55-8 applicable to your facts and circumstances for the purpose of calculating the maximum guarantee test. Please note ASC 840-40-55-8 specifically includes "[p]ayments made by the lessee in the capacity of a developer, a general contractor, or a construction manager-agent that are reimbursed <u>less frequently than is normal or customary</u> for the real estate construction industry in transactions in which the

developer, general contractor, or construction manager-agent are not involved in the project in any other capacity." Refer to ASC 840-40-55-8(e). If you are being fully reimbursed by the landlord for the structural elements of construction cost per your lease agreement, please tell us how you determined these reimbursements are less frequent than normal and customary and why you include the fully reimbursed costs in the maximum guarantee test. In other words, tell us specifically how you considered your contractual right of reimbursement when interpreting ASC 840-40-55-8(e).

2.   Your response to comment one of our letter dated March 4, 2013 also indicates that you qualify as accounting owner under ASC 840-40-55-15(b)(3), which states a condition of ownership exists if a lessee is responsible for paying directly any cost of the project other than normal tenant improvements. Your response states that your lease agreements do not designate what the tenant improvement allowance must be used for and actually includes a reference to fixtures and furnishings. Please clarify why you believe you meet the condition in ASC 840-40-55-15(b)(3) if both normal tenant improvements and structural elements of the projects are being reimbursed and are reimbursable items under the lease agreement.

3.   We note in your response to comment one you only reference the condition of normal tenant improvements as an indicator of ownership. ASC 840-40-55-15 also provides several other indicators of ownership that a lessee should consider in order to be the owner of a project despite the fact that the present value of the lessee's maximum guarantee is less than 90 percent of the total project costs. ASC 840-40-55-15(b)(1) provides that "the lessee is responsible for paying directly (in contrast to paying those costs through rent payments under a lease) any cost of the project other than pursuant to a contractual arrangement that includes a right of reimbursement (regardless of the frequency of reimbursement)." Please tell us why your fully reimbursed construction costs would be considered an indicator of ownership under ASC 840-40-55-15(b)(1). In this regard, it appears that the rate and amount of reimbursement under your lease agreement would preclude you from meeting the ASC 840-40-55-15(b) criteria as an automatic indicator of ownership.

4.   We note you provide two pages of excerpts from a construction agreement with your landlord in response to our prior request of a courtesy copy of contractual agreement. We re-issue the comment in part. Please provide us a courtesy copy of the complete contractual agreement with your landlord.

You may contact Myra Williamson at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining